FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____   No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          A copy of next day disclosure return of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October  16, 2018.; and

2.          An announcement regarding completion of non-public issuance of A shares of the Registrant, made by the Registrant on October  17, 2018.

Announcement 1

For Main Board listed issuers

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)
Name of listed issuer:   Huaneng Power International, Inc.

Stock code:   902            Date submitted:   16 October 2018

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”).

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: Ordinary Shares (H Shares and A Shares)

I.
Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount/premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 30 September 2018	10,500,000,000 A Shares and 4,700,383,440 H Shares
Completion of the Placing of New A Shares on (Note 3) 15 October 2018	497,709,919 A Shares	3.27%	RMB6.55	RMB6.82	Approximately 3.96% discount
Share repurchases	N/A	N/A
Closing balance as at (Note 8) 15 October 2018	10,997,709,919 A Shares and 4,700,383,440 H Shares

For Main Board listed issuers
Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.	Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.

3.
Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.
The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer’s total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.
Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:
▪	“issues of shares” should be construed as “repurchases of shares”; and
▪	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:
▪	“issues of shares” should be construed as “redemptions of shares”;
▪	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and
▪	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

For Main Board listed issuers
II. A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $	Lowest price paid $	Total paid $

Total
B. Additional information for issuer whose primary listing is on the Exchange
1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)	(a) _____________
2. % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution	____________%
( (a) x 100 )
Number of shares in issue

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated ___________________ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

For Main Board listed issuers
Note to Section II:	Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Huang Chaoquan

(Name)

Title:	Secretary to the Board of Directors
(Director, Secretary or other duly authorised officer)

Announcement 2

For Main Board listed issuers

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

COMPLETION OF NON-PUBLIC ISSUANCE OF A SHARES

Reference is made to the announcements of Huaneng Power International, Inc. (the “Company”) dated 28 March 2017, 7 February 2018 and 28 June 2018, the circulars of the Company dated 27 April 2017 and 14 March 2018 (the “Circulars”), and the announcements on the voting results of 2017 second extraordinary general meeting of the Company dated 17 May 2017 and 2018 annual general meeting of the Company dated 3 May 2018, in relation to, among other matters, the Non- public Issuance of A Shares by the Company. Unless otherwise stated, capitalised terms used herein shall have the same meanings as those defined in the Circulars.

The Board is pleased to announce that, on 15 October 2018, the Company completed the Non-public Issuance of A Shares. Upon completion of the Non-public Issuance of A Shares, the total number of the Shares of the Company increased from 15,200,383,440 Shares to 15,698,093,359 Shares.

I.	BASIC INFORMATION ON THE NON-PUBLIC ISSUANCE OF A SHARES

1.	Class of shares: A Shares

2.	Nominal value per share: RMB1.00

3.	Number of shares issued: 497,709,919 A Shares

4.	The issue price: RMB6.55 per A Share

5.
Proceeds: According to the Capital Verification Report KPMG Huazhen No.1800388 issued by KPMG Huazhen LLP, the total proceeds raised from the Non-public Issuance of A Shares are RMB3,259,999,969.45. After deducting the costs of the Non-public Issuance of A Shares of RMB14,669,999.86, the net proceeds of the Non-public Issuance of A Shares is RMB3,245,329,969.59.

6.	Lock-up period: 12 months

II.	TARGET SUBSCRIBERS OF THE ISSUANCE

The total number of Shares issued under the Non-public Issuance of A Shares were 497,709,919 A Shares, which did not exceed the maximum number of 800,000,000 A Shares approved by CSRC. There were seven target subscribers in total, which is in compliance with the relevant requirements under the Administrative Measure for the Issuance of Securities by Listed Companies 《( 上市公司證券發行管理辦法》) and the Detailed Implementation Rules for the Non-public Issue of Stocks by Listed Companies 《( 上市公司非公開發行股票實施細則》). The target subscribers and the number of Shares allocated to each of them were determined based on principles such as the price priority principle. The final target subscribers and number of Shares issued are as follows:

No.	Name of target subscribers	Number of Shares subscribed	Amount	Lock-up period
		(Share)	(RMB)
1.	PICC Asset Management Company Limited (PICC Life Insurance Company Limited - Traditional - General Insurance Products) (中國人保資產管 理有限公司（中國人民人壽保險股份有限公司—傳統—普通保險產品）)	152,671,755	999,999,995.25	12 months

2.	Shanghai Electric Group Co., Ltd. (上海電氣集團 股份有限公司)	76,335,877	499,999,994.35	12 months

3.	China Energy Engineering Group Co., Ltd. (中國 能源建設集團有限公司)	30,534,351	199,999,999.05	12 months

4.	Harbin Electric Company Limited (哈爾濱電氣股 份有限公司)	76,335,877	499,999,994.35	12 months

5.	JT Asset Management Co., Ltd. (九泰基金管理有 限公司)	9,160,305	59,999,997.75	12 months

6.	Dongfang Electric Co., Ltd. (東方電氣股份有限公 司)	76,335,877	499,999,994.35	12 months

7.	Shaanxi Coal and Chemical Industry Group Co., Ltd. (陝西煤業化工集團有限責任公司)	76,335,877	499,999,994.35	12 months

Total		497,709,919	3,259,999,969.45	–

III.	CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY IMMEDIATELY BEFORE AND AFTER COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

The shareholding structure of the Company immediately before and after completion of the Non-public Issuance of A Shares is as follows:

Shareholders	Immediately before completion of the Non-public Issuance of A Shares		Immediately after completion of the Non-public Issuance of A Shares

	Number of Shares	Approximate percentage to the total issued Shares of the Company	Number of Shares	Approximate percentage to the enlarged total issued Shares of the Company

A Shares

Huaneng International Power Development Corporation (華能國際電力開發公司)	5,066,662,118	33.33	5,066,662,118	32.28

China Huaneng Group Co., Ltd. (中國華能集團有限公司)	1,555,124,549	10.23	1,555,124,549	9.91

China Huaneng Finance Corporation Limited (中國華能財務有限公司)	74,139,853	0.49	74,139,853	0.47

Other holders of A Shares	3,804,073,480	25.03	4,301,783,399	27.40

H Shares

China Hua Neng Group Hong Kong Limited (中國華能集團香港有限公司)	472,000,000	3.11	472,000,000	3.01

Other holders of H Shares	4,228,383,440	27.82	4,228,383,440	26.94

Total	15,200,383,440	100	15,698,093,359	100

Note:	The percentage figures above have been rounded to the nearest second decimal place.

For further details, please refer to the Announcement on the Issuance Results of the Non-public Issuance of Shares and Share Movements published on the website of the Shanghai Stock Exchange (www.sse.com.cn).

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
17 October 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     October 17, 2018